**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

March 7, 2019

_____

In the Matter of

**Doyen Elements, Inc.**
**1880 Office Club Pointe**
**Suite 1240**
**Colorado Springs, CO 80920**

File No. 024-10707

_____

**ORDER DECLARING OFFERING**
**STATEMENT ABANDONED UNDER THE**
**SECURITIES ACT OF 1933, AS AMENDED**

 

 

Doyen Elements, Inc. filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the post-qualification amendment be declared abandoned on March 7, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Brent J. Fields
Secretary